

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Via E-mail
Global-Tech Advanced Innovations Inc.
John C.K. Sham
President, Chief Executive Officer and Acting Chief Financial Officer
12/F., Kin Teck Industrial Building, 26
Wong Chuk Hang Road
Aberdeen, Hong Kong

     Re: Global-Tech Advanced Innovations Inc.
           Form 20-F for the Year Ended March 31, 2012
           Filed July 24, 2012
           File No. 001-14812

Dear Mr. Sham:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Celeste M. Murphy for

                         Larry Spirgel
                         Assistant Director